Filed by Entegra Financial Corp.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Entegra Financial Corp.

(Commission File No. 001-35302)

FACT SHEET

ENTEGRA FINANCIAL CORP.

•	Franklin, NC-based $1.6 billion Nasdaq traded financial services company
•	Parent of Entegra Bank
•	Roger Plemens, President & CEO | Fred Jones, Chairman of the Board
•	300 Associates

ENTEGRA’S BANKING ROOTS GO BACK TO 1922

•	1922 – Macon County Building and Loan Association was formed in Franklin, NC
•	1972 – Name was changed to Macon Savings and Loan Association
•	1989 – Name was changed to Macon Savings Bank
•	2001 – Name was changed to Macon Bank
•	2014 – Entegra Financial Corp. became the holding company of Macon Bank when an IPO was completed to convert from mutual to stock ownership
•	2015 – Name was changed to Entegra Bank
•	2017 – Converted charter from Savings Bank to Commercial Bank

GROWTH & M&A

•	At the time of the IPO in 2014, Entegra Financial Corp. had Assets of $880 million
•	2015 – Opened a full-service branch in Greenville, SC
•	2015 – Acquired two branches in Anderson, SC and Chesnee, SC from Arthur State Bank
•	2016 – Completed the acquisition of Oldtown Bank, which added one branch in Waynesville, NC and one loan production office in Asheville, NC
•	2016 – Opened a mortgage loan production office in Clemson, SC
•	2017 – Acquired two branches in Jasper, GA from Stearns Bank
•	2017 – Completed the acquisition of Chattahoochee Bank of Georgia, which added one branch in Gainesville, GA

NASDAQ: ENFC

•	Entegra Financial Corp. began trading on the Nasdaq exchange in October 2014, trading under the symbol ENFC
•	ENFC was added to the Russell 3000 index in 2017

BRANCHES

•	18 full-service Entegra Bank branches covering Western North Carolina, Upstate South Carolina, and North Georgia
•	Two loan production offices in Asheville, NC and Clemson, SC
•	In process of opening a full-service branch in Asheville, NC

www.entegrabank.com

FACT SHEET

SMARTFINANCIAL, INC.

•	Knoxville-based over $2.2 billion Nasdaq traded financial services company trading under ticker symbol SMBK
•	Parent of SmartBank
•	Billy Carroll, President & CEO | Miller Welborn, Chairman of the Board | Bill Carroll, Vice Chairman of the Board
•	390 Associates

SMARTBANK ORGANIZED IN 2006

•	Recruited Founding Organizers with the original seven member board still serving today
•	Now operating with 12 member Board of Directors plus local advisory boards in the Knoxville, Chattanooga, Pensacola and Tuscaloosa markets
•	Opened first branch in Pigeon Forge in January 2007

GROWTH – ORGANIC & M&A

•	By 2011 SmartBank had organically grown to over $325 million in Assets
•	2012 – Acquired Destin-based GulfSouth Private Bank adding branches in the Florida Panhandle (October)
•	2014 – Announced a definitive agreement to merge with Chattanooga-based Cornerstone Community Bank (December)
•	2016 – Successfully completed the merger with Cornerstone Community Bank which added 5 new branches and became a $1 billion combined company (February). Announced definitive agreement to acquire an FSG Bank branch from Atlantic Capital Bank in Cleveland, TN (December)
•	2017 – SmartBank successfully completed the acquisition and integration of an FSG Bank branch in Cleveland, TN (May).
•	2018 – Successfully completed the acquisition and integration of Tuscaloosa, AL-based Capstone Bank (February), and Tullahoma, TNbased Southern Community Bank (August), and closed the acquisition of Maryville, TN-based Foothills Bank & Trust (November).
•	2019 – Announces a definitive agreement to merge with Franklin, NC-based Entegra Bank (January)

NASDAQ: SMBK

•	SmartFinancial announced trading on the Nasdaq Capital Market in December 2015 trading under the ticker symbol: SMBK

BRANCHES

•	29 full-service SmartBank branches spanning Tennessee, Alabama and the Florida Panhandle
•	Four Loan Production Offices in Dalton, GA, Daphne, AL, Panama City, FL, and Morristown, TN

CORE VALUES	CORE PURPOSE
• Act with Integrity
• Be Enthusiastic	• Create WOW Experiences
• Create Positivity
• Demonstrate Accountability
• Embrace Change

POSITIONING STATEMENT

•	At SmartBank, delivering unparalleled value to our Shareholders, Associates, Clients and the Communities we serve drives every decision and action we take. Exceptional Value means being there with smart solutions, fast responses and deep commitment every single time. By doing this, we will create the Southeast’s next, great community banking franchise.

www.smartbank.com

Q: Who are SmartFinancial and SmartBank?

A: SmartFinancial, Inc. is a single-bank holding company based in Knoxville, Tennessee that operates SmartBank, a full-service commercial bank founded in 2007, with over $2 billion in assets, 29 branches and four loan production offices throughout Tennessee, Alabama and the Florida Panhandle. The combined company will operate as SmartBank under SmartFinancial, Inc. SmartFinancial is a NASDAQ Capital Market publicly traded company with the ticker symbol SMBK.

Q: Who are Entegra Financial Corp. and Entegra Bank?

A: Entegra Financial Corp. is the holding company of Entegra Bank. Entegra Bank operates a total of 18 branches located throughout western North Carolina, upstate South Carolina and northern Georgia. The bank also operates loan production offices in Asheville, NC, and Clemson, SC. The company’s common stock trades on the NASDAQ Global Market under the symbol ENFC.

Q: Why are we merging?

A: Merging gives both companies the best opportunity to thrive and provide the best return for our shareholders. In today’s banking environment, having sufficient size to compete for loans and to cover the expense for new regulatory reform is key to drive needed returns for our shareholders. Mergers make sense when the cultures fit and management and boards of directors have a common vision. This combination fits all the criteria for a successful merger.

Q: Who will lead the combined company? The banks?

A: At both the company (SmartFinancial) and the bank (SmartBank), Billy Carroll is the President & Chief Executive Officer. Miller Welborn is the Chairman of both SmartFinancial and SmartBank. Bill Carroll is the Vice Chairman of both SmartFinancial and SmartBank. Roger Plemens (Entegra Bank) will serve as President of the Carolinas. Entegra Bank’s Ryan Scaggs and David Bright will also be joining the company’s Executive Team.

Q: What do I say to clients who call with concerns as a result of the merger?

A: Refer them to the appropriate relationship managers, and if they have further questions, direct them to the appropriate management team member.

Q: Where will the company’s headquarters be?

A: SmartFinancial’s headquarters are in Knoxville, and the bank will remain headquartered in Pigeon Forge.

Q: Who serves on the board?

A: The SmartFinancial & SmartBank boards consist of Miller Welborn, Chair; Bill Carroll, Vice Chair; Monique Berke; Vic Barrett; Billy Carroll; Clifton Miller; Ted Miller; David Ogle; Keith Whaley; Geoff Wolpert; Steve Tucker; and Beau Wicks. Five current Entegra Bank board members will also join as board members. Additionally, current Entegra directors not joining the SmartFinancial and SmartBank boards will be invited to become members of a newly formed Carolina Advisory Board.

Q: How will this affect our shareholders?

A: SmartFinancial (SMBK) will issue shares of its common stock to Entegra Financial (ENFC) shareholders in the transaction. ENFC shareholders will receive 1.215 shares of SMBK common stock for each share of ENFC common stock.

Q: When will the merger occur?

A: We currently anticipate the close of the transaction taking place midyear 2019 with a systems conversion and rebranding in early 2020. We will begin integration planning immediately.

Q: What does this decision mean for me?

A: There will be no immediate changes. Unfortunately, in transactions such as these there is always some impact as a result of the overlap that exists between the two companies and some Associates will be impacted. Over the coming months, we will be working on an integration plan as we look to combine the banks and start gaining needed efficiencies.

Q: How will the bank’s operational departments be impacted?

A: We will be retaining a large operational component at the Franklin, NC operations center. While certain legacy SmartBank functions will move to Franklin, we will need to expand other departments that will continue to operate in the East TN region. We are currently evaluating the impacted areas and future needs, and will share more information with you as soon as details are available.

Q: Will any locations close because of the merger?

A: We currently plan no changes to either bank’s locations.

Q: How are clients and shareholders being notified about the transaction?

A: A press release has been distributed nationally. Clients and shareholders will be notified through bank websites and email where applicable.

Q: How will the merger impact clients? What differences will they see?

A: None immediately. As we convert systems, we will be communicating with clients to make the conversion process as smooth as possible. We will continue to deliver the outstanding client service that both banks are known for, and that’s the real key.

Q: Will we have career opportunities at other locations?

A: Yes, we will look to post job opportunities in all of our markets.

(continued on back)

Q: Who should I contact if I have questions about the merger?

A: Any member of the executive management team should be able to answer questions; however, please do not hesitate to contact either Billy Carroll (billy.carroll@smartbank.com) or Roger Plemens (rplemens@entegrabank.com).

Q: What if I have HR-related questions about the merger process?

A: You may contact your manager or Diane Short (diane.short@smartbank.com) or Holly Cloninger (hrogers@entegrabank.com), with any questions that need immediate attention. If we don’t have specific answers yet due to timing or other considerations, we will share additional information with you as soon as we are able.

Q: How often will we receive updates regarding the merger?

A: Leaders of our companies have discussed our common commitment to thorough and ongoing communication. We are committed to provide updates and answer your questions as often and candidly as possible. You can always reach out to your manager or any member of the senior management team.

Q: What should I do if someone from the media calls to ask about the merger?

A: Send all media related inquires to Kelley Fowler at kelley.fowler@smartbank.com or 865.868.0611. Kelley will field the media inquiries and forward to the most appropriate executive management team member.

Q: Will my benefits change?

A: As part of our integration planning over the coming months, we will be reviewing benefits at both banks and making a determination on the appropriate benefits for our combined company. There will be changes, but we assure you that we will provide a very sound benefits package. Our goal is to provide the best benefits package possible to our team members in order to recruit and retain the best talent.

Q: Will our culture change?

A: Culture is one of the most critical pieces of this transaction, and any changes will be for the betterment and unity of the new combined teams and our bank’s brand identity.

Q: Will the company continue to participate in and contribute to community activities/charities/civic events?

A: Yes. We will remain committed to the communities we serve. SmartFinancial has agreed to make a $1 million contribution to the SmartBank Foundation, a 501(c)(3) charitable organization, upon completion of the transaction, with the allocation of these funds to be directed by recommendation of the Carolina Advisory Board (in consultation with the President of the Carolinas for SmartBank) to charities in the communities served by Entegra.

Q: Will the company continue to play an active role in community activities?

A: Yes. A critical component to both banks’ mission is involvement in community.

Q: How will the community benefit from the deal?

A: A company the size of SmartFinancial will have greater ability to lend, more robust technology, greater employment opportunities and room for growth for our existing associates, and a greater ability to impact the communities we serve through our community stewardship.

IMPORTANT INFORMATION FOR SHAREHOLDERS AND INVESTORS

This communication report shall not constitute an offer to sell, the solicitation of an offer to sell, or the solicitation of an offer to buy any securities or the solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction, SmartFinancial, Inc. (“SmartFinancial”) will file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), which will contain the joint proxy statement of SmartFinancial and Entegra Financial Corp. (“Entegra”) and a prospectus of SmartFinancial. Shareholders are encouraged to read the registration statement, including the joint proxy statement/prospectus that will be part of the registration statement, because it will contain important information about the proposed transaction, Entegra, and SmartFinancial. After the registration statement is filed with the SEC, the joint proxy statement/prospectus and other relevant documents will be mailed to SmartFinancial and Entegra shareholders and will be available for free on the SEC’s website (www.sec.gov). The joint proxy statement/prospectus will also be made available for free by contacting Ron Gorczynski, SmartFinancial’s Chief Administrative Officer, at (865) 437-5724 or David Bright, the Chief Financial Officer and Treasurer of Entegra, at (828) 524-7000. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION

SmartFinancial, Entegra, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from SmartFinancial and Entegra shareholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of SmartFinancial may be found in the definitive proxy statement for SmartFinancial’s 2018 annual meeting of shareholders, filed with the SEC by SmartFinancial on April 2, 2018, and other documents subsequently filed by SmartFinancial with the SEC. Information about the directors and executive officers of Entegra may be found in the definitive proxy statement for Entegra’s 2018 annual meeting of shareholders, filed by Entegra with the SEC on April 2, 2018. Additional information regarding the interests of these participants will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available. Free copies of these documents maybe obtained as described in the paragraph above.

FORWARD-LOOKING STATEMENTS

Certain of the statements made in this communication may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” and “estimate,” and similar expressions, are intended to identify such forward-looking statements, but other statements not based on historical information may also be considered forward-looking, including statements about the benefits to SmartFinancial and Entegra of the proposed merger, SmartFinancial’s and Entegra’s future financial and operating results and their respective plans, objectives, and intentions. All forward-looking statements are subject to risks, uncertainties, and other factors that may cause the actual results, performance, or achievements of SmartFinancial and Entegra to differ materially from any results, performance, or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties, and other factors include, among others, (1) the risk that the cost savings and any revenue synergies from the proposed merger may not be realized or take longer than anticipated to be realized, (2) the risk that the cost savings and any revenue synergies from recently completed mergers may not be realized or may take longer than anticipated to realize, (3) disruption from the proposed merger, or recently completed mergers, with customer, supplier, or employee relationships, (4) the occurrence of any event, change, or other circumstances that could give rise to the termination of the merger agreement, (5) the failure to obtain necessary shareholder or regulatory approvals for the merger, (6) the possibility that the amount of the costs, fees, expenses, and charges related to the merger may be greater than anticipated, including as a result of unexpected or unknown factors, events, or liabilities, (7) the failure of the conditions to the merger to be satisfied, (8) the risk of successful integration of the two companies’ businesses, including the risk that the integration of Entegra’s operations with those of SmartFinancial will be materially delayed or will be more costly or difficult than expected, (9) the risk of expansion into new geographic or product markets, (10) reputational risk and the reaction of the parties’ customers to the merger, (11) the risk of potential litigation or regulatory action related to the merger, (12) the dilution caused by SmartFinancial’s issuance of additional shares of its common stock in the merger, and (13) general competitive, economic, political, and market conditions. Additional factors which could affect the forward-looking statements can be found in SmartFinancial’s annual report on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, or Entegra’s annual report on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, in each case filed with the SEC and available on the SEC’s website at http://www.sec.gov. SmartFinancial and Entegra disclaim any obligation to update or revise any forward-looking statements contained in this communication, which speak only as of the date hereof, whether as a result of new information, future events, or otherwise.